UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September, 2026

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

BUENOS AIRES, August 31, 2026

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

Attn.: Management of Issuers

City of Buenos Aires

Present

A3 Mercados S.A.

Paraguay 777, 15th Floor

Rosario

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

City of Buenos Aires

Present

Ref.: Relevant Event

To whom it may concern,

I am pleased to address you in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company”), in compliance with the provisions of Article 2, Section II, Chapter I, Title XII of the Rules of the National Securities Commission (N.T. 2013) (the “CNV Rules”), to inform you that the Board of Directors of the Company, based on the report issued by the Audit Committee and the Supervisory Committee, has resolved to establish the terms and conditions for the acquisition of the Company’s own shares for up to thirty million U.S. dollars (US$ 30,000,000), pursuant to Article 64 and subsequent articles of the Capital Markets Law No. 26,831, Article 220, subsection 2 of the General Companies Law, and the CNV Rules (the “Applicable Regulations”).

The Board of Directors considers that this transaction is in the best interest of the Company’s shareholders, who, through the share repurchase, will increase their participation in Central Puerto S.A.’s strategic assets.

Such procedure, which may be carried out by the Company and/or its subsidiaries, shall be subject to the following terms and conditions:

(i) Purpose of the acquisition: the share repurchase is intended to protect the value of the Company’s shareholders’ investment, considering that the market trading price of the shares does not adequately reflect the fair value of the Company’s underlying assets or the economic potential derived from their operation.

(ii) Maximum amount to be invested: thirty million U.S. dollars (US$ 30,000,000);

(iii) Percentage of share capital subject to the acquisition: the proposed acquisition shall be made with respect to fully paid-in shares and shall at no time exceed 10% of the Company’s share capital at the time of the acquisition, in accordance with the limits established by the Applicable Regulations;

(iv) Daily limit for market transactions: pursuant to the Applicable Regulations, up to 25% (twenty-five percent) of the average daily trading volume of the share on the markets on which it is listed, based on the preceding 90 (ninety) trading days;

(v) Price to be paid for the shares: the maximum price to be paid shall be US$ 16 per American Depositary Receipt (“ADR”) on the New York Stock Exchange (“NYSE”) and up to a maximum of AR$ 2,600 per common share on Bolsas y Mercados Argentinos;

(vi) Source of funds: the Repurchase shall be carried out with unrestricted reserves arising from optional reserves pending distribution resulting from the latest approved financial statements, evidencing the availability of cash to fund this resolution. It is hereby stated that the Company has sufficient liquidity to carry out the aforementioned acquisitions without affecting its solvency;

(vii) Term during which the acquisitions will be carried out: the Company shall acquire shares within a period of 180 calendar days, commencing on the business day following the date of publication of the purchase through the market communication media, subject to any renewal or extension of such period, which shall be disclosed to investors through the same means; and

(viii) Internal Communication: directors, members of the Supervisory Committee and managers are hereby informed that, while a decision by the Company to acquire its own shares is in effect, in accordance with subsection (vii) above, they may not sell shares of the Company owned by them or managed by them directly or indirectly during the applicable period.

Yours sincerely,

Leonardo Marinaro

Head of Market Relations

Central Puerto S.A.

Central Puerto

(ii) Monto máximo a invertir: treinta millones de dólares estadounidenses (USD 30.000.000);

(iii) Porcentaje sobre el capital social que será objeto de la adquisición: La adquisición propuesta se realizará sobre acciones totalmente integradas, y en ningún momento superará el 10% del capital social de la Sociedad al momento de la adquisición de las acciones, de conformidad con los límites previstos por la Normativa Aplicable;

(iv) Límite diario para operaciones en el mercado: conforme lo dispuesto en la Normativa Aplicable, será de hasta el 25% (veinticinco por ciento) del volumen promedio de transacciones diarias para la acción en los mercados en los que cotiza, considerando para ello los 90 (noventa) días hábiles de cotización anteriores;

(v) Precio a pagar por las acciones: el precio máximo a pagar será de US$ 16 por American Depositary Receipt ("ADR") en el New York Stock Exchange ("NYSE") y hasta un máximo de AR$ 2.600 por acción ordinaria en Bolsa y Mercados Argentinos.

(vi) Origen de los fondos: la Recompra se realizará con reservas libres producto de reservas facultativas pendientes de distribución que resultan de los últimos estados contables aprobados, dando cuenta de la disponibilidad de efectivo para solventar esta resolución. Se deja constancia que la Sociedad cuenta con la liquidez necesaria para realizar las mencionadas adquisiciones sin que se afecte la solvencia de la misma;

(vii) Plazo en el que las adquisiciones se llevarán a cabo: la Sociedad adquirirá acciones en un plazo de 180 días corridos, contados a partir del día hábil siguiente a la fecha de publicación de la compra en los medios de comunicación al mercado, sujeto a cualquier renovación o extensión del plazo, las que serán informadas al público inversor por ese mismo medio; y

(viii) Comunicación Interna: se informa a los directores, miembros de la Comisión Fiscalizadora y gerentes que, estando vigente una decisión de la sociedad de adquirir acciones propias, de acuerdo a lo previsto en el apartado (vii) precedente, no podrán vender acciones de esta de su propiedad o que administren directa o indirectamente durante el plazo correspondiente.

Saludo a ustedes atentamente,

Leonardo Marinaro
Responsable Titular de Relaciones con el Mercado
Central Puerto S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: September 1, 2026	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact